FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of March, 2004

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

EXHIBIT INDEX

Exhibit No. 1 - Directors Shareholding dated 1 March 2004
Exhibit No. 2 - Annual Report and Accounts dated 9 March 2004
Exhibit No. 3 - Holding(s) in Company dated 16 March 2004
Exhibit No. 4 - Holding(s) in Company dated 18 March 2004
Exhibit No. 5 - Holding(s) in Company dated 23 March 2004
Exhibit No. 6 - Listing Particulars dated 24 March 2004
Exhibit No. 7 - Holding(s) in Company dated 29 March 2004

Exhibit No. 1

Dear Sirs

Hanson PLC - DIRECTORS' SHARE INTERESTS

The 2004 conditional award under the Hanson long term incentive plan ("LTIP") has been made on March 1, 2004, to approximately 270 senior executives of Hanson PLC, including the Directors listed below:

Maximum conditional number
Director	of ordinary shares of 10p each

A J Murray	204,732
G Dransfield	70,974
J C Nicholls	88,718

Conditional option grants over Hanson ordinary shares at a subscription price of 439.6p per share (being the five day average closing share price over the period February 23 - February 27, 2004) under the share option plan have also been made on March 1, 2004, to approximately 20 senior executives of Hanson PLC, including the Directors listed below:-

Number of ordinary shares of 10p each
Director	under option

A J Murray	170,610
G Dransfield	70,974
J C Nicholls	88,718

The vesting of both the conditional awards under the LTIP and right to exercise options granted under the share option plan are subject to the satisfaction of performance measurements.

As for the awards made in 2001, 2002 and 2003, the Remuneration Committee of the Board of Hanson has decided that 50% of the conditional award of shares under the LTIP and 50% of the conditional options granted under the share option plan will be subject to attainment of an economic value added target and 50% will be subject to a Total Shareholder Return ("TSR") target.

The economic value added target is based on an improvement in economic value added over a period of three years based on the results for the year to December 31, 2003.

For the economic value added measurement, a linear vesting schedule will apply in order that only a small proportion of the conditional award or option grant subject to this measurement will vest or be capable of being exercised, as the case may be, at the minimum acceptable performance level with maximum entitlement only arising on the achievement of substantial performance improvement.

For the TSR measurement the Company must achieve a TSR (the average share price adjusted for the reinvestment of dividends) over a three year performance period which is greater than the TSR achieved by at least 50% of the members of an international peer group of companies. If so 30% of the conditional award subject to TSR measurement will vest. All of the conditional award subject to TSR measurement will vest if the Company achieves a TSR over the performance period which is greater than that achieved by 80% of the comparator group over the same period. Between these two points the award will vest in the proportion of 2.33% of the award for each 1% improvement in the Company's ranking.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

END

Exhibit No. 2

March 9, 2004

Dear Sirs

Annual Report and Form 20-F 2003
Summary Annual Report 2003
Form of Proxy / Notice of Annual General Meeting 2004

Copies of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document View Facility, which is situated at:-

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel No: (0)20 7676 1000

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

END

Exhibit No. 3

HANSON PLC

March 16, 2004

Holding in Company

Hanson PLC has today received notification from The Vanguard Group that Vanguard Windsor Funds - Vanguard Windsor II Fund has a notifiable interest in 39,134,750 ordinary shares in Hanson PLC (represented by 7,826,950 ADSs), representing 5.31% of the issued share capital of the Company.

Yours faithfully

Paul Tunnacliffe
Company Secretary

END

Exhibit No. 4

Hanson PLC

March 18, 2004

Holding in Company

Hanson PLC has received notification today that, as of March 16, 2004, Barclays PLC no longer has a notifiable interest in the share capital of Hanson PLC.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 5

HANSON PLC

March 23, 2004

Holding in Company

Hanson PLC has received notification today that, as at March 17, 2004, Barclays PLC, through various legal entities, had a notifiable interest in 22,200,580 ordinary shares in Hanson PLC, representing 3.01% of the issued share capital of the Company.

Yours faithfully

Paul Tunnacliffe
Company Secretary

END

Exhibit No. 6

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE:                                             24 March 2004

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE:                                                  US$750,000,000 7.875% Notes due 2010

ISSUER:                                                                          Hanson PLC

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this formal notice from:

Hanson PLC	Lehman Brothers International (Europe)
1 Grosvenor Place	25 Bank Street
London	London
SW1X 7JH	E14 5LE

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

END

Exhibit No. 7

Hanson PLC

March 29, 2004

Holding in Company

Hanson PLC has received notification today that, following purchases totalling 3,280,000 ordinary shares on March 25, 2004, Morley Fund Management Limited (a subsidiary of Aviva PLC) and Aviva PLC were interested in 32,049,749 and 32,268,209 ordinary shares in Hanson PLC, respectively, representing 4.35% and 4.38%, respectively, of the issued share capital of the Company.

Yours faithfully

Paul Tunnacliffe
Company Secretary

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:    April 1, 2004